UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

W2007 Grace Acquisition I, Inc.

(Name of the Issuer)

W2007 Grace Acquisition I, Inc.

W2007 Grace II, LLC

W2007 Grace Acquisition II, Inc.

W2007 Grace I, LLC

PFD Holdings, LLC

Whitehall Parallel Global Real Estate Limited Partnership 2007

W2007 Finance Sub, LLC

Whitehall Street Global Real Estate Limited Partnership 2007

The Goldman Sachs Group, Inc.

Todd Giannoble

Greg Fay

Brian Nordahl

(Names of Persons Filing Statement)

8.75% Series B Cumulative Preferred Stock, par value $0.01 per share

9.00% Series C Cumulative Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

982568206

982568305

(CUSIP Number)

Gregory Fay

6011 Connection Drive, Irving, TX 75039

Tel: (972) 368-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

Attention: Eric M. Krautheimer

Tel: (310) 712-6600

This statement is filed in connection with (check the appropriate box):

(a)	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$62,380,890.00	$7,248.66

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of $26.00 for each of the 3,450,000 outstanding shares of 8.75% Series B Cumulative Preferred Stock, par value $0.01 per share, and the 2,400,000 outstanding shares of 9.00% Series C Cumulative Preferred Stock, par value $0.01 per share, of the issuer subject to the transaction, less 3,450,735 shares beneficially owned by affiliates of the issuer which will contribute such shares to a newly formed subsidiary, which subsidiary will then be contributed to the issuer immediately prior to the effective time in exchange for newly issued shares of the issuer’s common stock (the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2015, was calculated by multiplying the Transaction Valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,248.66	Filing Party: W2007 Grace Acquisition I, Inc.

Form or Registration No.: Schedule 13E-3	Date Filed: August 14, 2015

Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved of the transaction, passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) W2007 Grace Acquisition I, Inc., a Tennessee corporation (the “Company”), the issuer of the shares of 8.75% Series B Cumulative Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”) and 9.00% Series C Cumulative Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock,” together with the Series B Preferred Stock, the “Preferred Stock”); (b) W2007 Grace II, LLC, a Tennessee limited liability company (“Parent”); (c) W2007 Grace Acquisition II, Inc., a Tennessee corporation and wholly owned subsidiary of Parent (“Merger Sub”); (d) W2007 Grace I, LLC, a Tennessee limited liability company (“Grace I”), (e) PFD Holdings, LLC, a Delaware limited liability company (“PFD Holdings”); (f) Whitehall Parallel Global Real Estate Limited Partnership 2007, a Delaware limited partnership (“Whitehall Parallel”); (g) W2007 Finance Sub, LLC, a Delaware limited liability company (“Finance Sub”), (h) Whitehall Street Global Real Estate Limited Partnership 2007, a Delaware limited partnership (“Whitehall Street”, and together with PFD Holdings, Whitehall Parallel and Finance Sub, the “Whitehall Parties”), (i) The Goldman Sachs Group, Inc., a Delaware corporation (“GS Group”), (j) Todd Giannoble, (k) Greg Fay and (l) Brian Nordahl to amend and supplement Item 15 thereof with the disclosure set forth below in Item 15.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 15 Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On December 4, 2015, the Court granted final approval of the Stipulation and Settlement in the Action. The condition to the merger of the receipt of the final approval order has not yet been satisfied. An objector who seeks to appeal has 30 days from the entry of judgment, which occurred on December 4, 2015, to file a notice of appeal, and an additional 14 days to perfect the appeal, and the condition to the Merger will not be satisfied until the approval has become non-appealable. If no appeal is filed, the condition to the Merger will be satisfied on January 4, 2015. If an appeal is filed, the condition to the Merger will be satisfied, if at all, only after the appeal has been decided.

Item 16 Exhibits

(a)-(1) Proxy Statement of the Company, dated May 14, 2015 (including all annexes thereto, the “Proxy Statement”) (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (SEC File No. 001-12073) filed with the SEC on May 18, 2015).

(a)-(2) Notice of Special Meeting of Shareholders, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Letter of Transmittal, incorporated herein by reference to the Proxy Statement.

(b) Not applicable.

(c) Not applicable.

(d)-(1) Stipulation and Agreement of Settlement, dated October 8, 2014, and finally approved by the United States District Court for the Western District of Tennessee on December 4, 2015, incorporated herein by reference to Annex C to the Proxy Statement.

(d)-(2) the Agreement and Plan of Merger, dated as of May 10, 2015, by and among the Company, W2007 Grace II, LLC, W2007 Grace Acquisition II, Inc., and, solely for the purposes of certain payment obligations thereunder, PFD Holdings LLC, Whitehall Parallel Global Real Estate Limited Partnership 2007 and W2007 Finance Sub, LLC, incorporated herein by reference to Annex B to the Proxy Statement.

(d)-(3) Agreement and Plan of Merger, dated as of June 20, 2007, by and among Company Parent, the Company, Grace II, L.P., the Operating Partnership and Equity Inns, incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (SEC File No. 001-12073) filed with the SEC on June 22, 2007.

(d)-(4) The Keepwell Agreement, effective as of October 25, 2007, by and between W2007 Grace I, LLC, and W2007 Grace Acquisition I, Inc., incorporated herein by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K (SEC File No. 001-12073) filed with the SEC on May 1, 2015.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Chapter 23 of the TBCA, incorporated herein by reference to Annex D to the Proxy Statement.

(g) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2015

W2007 GRACE ACQUISITION I, INC.

By:	/s/ Gregory M. Fay

Name:	Gregory M. Fay
Title:	Vice President

W2007 GRACE II, LLC

By:	/s/ Gregory M. Fay

Name:	Gregory M. Fay
Title:	Manager

W2007 GRACE ACQUISITION II, INC.

By:	/s/ Gregory M. Fay

Name:	Gregory M. Fay
Title:	Vice President

W2007 GRACE I, LLC

By:	/s/ Gregory M. Fay

Name:	Gregory M. Fay
Title:	Manager

PFD HOLDINGS, LLC

By: W2007 Finance Sub, LLC, its Managing Member

By: Whitehall Street Global Real Estate Limited Partnership 2007, its Managing Member

By: WH Advisors, L.L.C. 2007, its General Partner

By:	/s/ Alan Kava

Name:	Alan Kava
Title:	Vice President

W2007 FINANCE SUB, LLC By: Whitehall Street Global Real Estate Limited Partnership 2007, its Managing Member

By: WH Advisors, L.L.C. 2007, its General Partner

By:	/s/ Alan Kava

Name:	Alan Kava
Title:	Vice President

Whitehall Parallel Global Real Estate Limited Partnership 2007:

By: WH Parallel Advisors, L.L.C. 2007, its General Partner

By:	/s/ Alan Kava

Name:	Alan Kava
Title:	Vice President

Whitehall Street Global Real Estate Limited Partnership 2007:

By: WH Advisors, L.L.C. 2007, its General Partner

By:	/s/ Alan Kava

Name:	Alan Kava
Title:	Vice President

The Goldman Sachs Group, Inc.

By:	/s/ Richard Friedman

Name:	Richard Friedman
Title:	Assistant Secretary

Todd Giannoble:

By:	/s/ Todd Giannoble

Greg Fay:

By:	/s/ Greg Fay

Brian Nordahl

By:	/s/ Brian Nordahl

Exhibit Index

(a)-(1) Proxy Statement of the Company, dated May 14, 2015 (including all annexes thereto, the “Proxy Statement”) (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (SEC File No. 001-12073) filed with the SEC on May 18, 2015).

(a)-(2) Notice of Special Meeting of Shareholders, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Letter of Transmittal, incorporated herein by reference to the Proxy Statement.

(b) Not applicable.

(c) Not applicable.

(d)-(1) Stipulation and Agreement of Settlement, dated October 8, 2014, and finally approved by the United States District Court for the Western District of Tennessee on December 4, 2015, incorporated herein by reference to Annex C to the Proxy Statement.

(d)-(2) the Agreement and Plan of Merger, dated as of May 10, 2015, by and among the Company, W2007 Grace II, LLC, W2007 Grace Acquisition II, Inc., and, solely for the purposes of certain payment obligations thereunder, PFD Holdings LLC, Whitehall Parallel Global Real Estate Limited Partnership 2007 and W2007 Finance Sub, LLC, incorporated herein by reference to Annex B to the Proxy Statement.

(d)-(3) Agreement and Plan of Merger, dated as of June 20, 2007, by and among Company Parent, the Company, Grace II, L.P., the Operating Partnership and Equity Inns, incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (SEC File No. 001-12073) filed with the SEC on June 22, 2007.

(d)-(4) The Keepwell Agreement, effective as of October 25, 2007, by and between W2007 Grace I, LLC, and W2007 Grace Acquisition I, Inc., incorporated herein by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K (SEC File No. 001-12073) filed with the SEC on May 1, 2015.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Chapter 23 of the TBCA, incorporated herein by reference to Annex D to the Proxy Statement.

(g) Not applicable.